Exhibit 99.1

April 28, 2006.

Approval of dividend payment

At the Ordinary Stockholders' Meeting of Aracruz Celulose S/A (the “Company”) held on the above date, unanimous approval was given for the payment of dividends amounting to a total of R$150,000,000.00 (one hundred and fifty million reais), equivalent to R$137.84790389 per 1,000 (one thousand) common shares and R$151.63269428 per 1,000 (one thousand) “A” and “B” preferred shares. The dividends will be paid out in addition to the Interest on Shareholders’ Equity, payments of which began on May 13, June 13 and July 13, 2005 and on January 13, 2006. In Brazil, the record date will be May 2, 2006 and dividend payments will begin on May 11, 2006.

Due to the current floating exchange rate, the Company cannot predict any specific exchange rate for the conversion of the amount due into U.S. dollars at the time of payment thereof.

For further information, please contact:

Denys Ferrez

Investor Relations Manager

Tel (55-11) 3301-4131

invest@aracruz.com.br